SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

UNILENS VISION REPORTS INCREASED ROYALTY INCOME

21ST CONSECUTIVE PROFITABLE QUARTER EARNS $.08 PER DILUTED SHARE

LARGO, Florida (May 28, 2008) – Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the third quarter and first nine months of FY2008.

Net sales, excluding royalty income, for the quarter ended March 31, 2008 increased to $1,668,397 compared with $1,634,429 in the prior-year quarter ending March 31, 2007 an increase of 2.1%. The increase was primarily the result of continued growth of the Company’s C-Vue multifocal contact lenses, which increased approximately 11% in the current quarter, which was partially offset by sales of our replacement products lines that declined as expected.

Royalty income for the quarter increased 15.3% to $628,993 compared with $545,293 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued double digit royalty income growth.

For the quarter, the Company reported net income of $368,730, or $0.08 per diluted share, compared with net income of $372,355 or $0.08 per diluted share in the prior-year quarter.

For the nine months ended March 31, 2008, net sales excluding royalty income, increased 3.8% to $4,854,119 as compared to $4,677,358 for the prior-year period. Net sales of the Company’s C-Vue multifocal contact lenses increased approximately 12% during the first nine months of fiscal year 2008, while sales of replacement products lines declined, as expected.

Net Income for the nine months increased 24.2% to $1,121,941, or $0.25 per diluted share, compared with $903,697, or $0.20 per diluted share in the prior-year period.

Royalty income for the nine months ended March 31, 2008 increased 21.1% to a record $1,888,641, compared with $1,559,496 in the prior-year period, demonstrating continued increased demand for sales of licensed products by our licensee Bausch & Lomb.

“We are pleased to report our 21st consecutive quarter of profitability driven by increased royalty income from Bausch and Lomb’s multifocal sales utilizing our patented licensed technology,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Sales of our C-Vue brand disposable multifocal and single vision lenses also continue to steadily increase, achieving double digit growth.”

“Earlier this month, we added to our C-Vue brand with the launch of the C-Vue 1DAY daily disposable single vision lens. This new offering expands the Company’s portfolio of soft lens products, serving the rapidly growing one-time use daily disposable single vision market,” concluded Mr. Pecora. The Company will market the lens under the C-Vue brand exclusively to licensed eye care professionals.

About Unilens Vision Inc. – “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
THIRD QUARTER AND NINE MONTHS - FISCAL 2008
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Nine Months Ended March 31, 2008	Nine Months Ended March 31, 2007
Sales	$1,668,397	$1,634,429	$4,854,119	$4,677,358
Cost of sales	964,952	855,443	2,754,802	2,569,902
	703,445	778,986	2,099,317	2,107,456
Expenses	706,041	698,067	2,176,183	2,186,419
(Loss) income from operations	(2,596)	80,919	(76,866)	(78,963)
Other items:
Royalty income	628,993	545,293	1,888,641	1,559,496
Other (expense) income	1,845	(703)	(47,071)	(390)
Remeasurement income (loss)	(1,044)	212	1,968	(1,717)
Interest income	3,995	9,476	23,279	30,845
	633,789	554,278	1,866,817	1,588,234
Income before tax	631,193	635,197	1,789,951	1,509,271
Income tax expense	262,463	262,842	668,010	605,574
Net income for the period	$368,730	$372,355	$1,121,941	$903,697
Net income per common share:
Basic	$0.08	$0.08	$0.25	$0.20
Diluted	$0.08	$0.08	$0.25	$0.20
CASH FLOWS
Provided (used) by:
Operating activities	$893,412	$739,395	$1,848,658	$1,517,749
Investing activities	(33,699)	(51,187)	(63,458)	(141,141)
Financing activities	(409,564)	(326,491)	(2,563,136)	(1,774,879)
(Decrease) increase in cash	$450,149	$361,717	$(777,936)	$(398,271)

BALANCE SHEET

	June 30, 2007	March 31, 2008	March 31, 2007
Cash	$1,961,712	$1,185,744	$1,795,645
Total assets	7,987,808	6,489,924	7,956,755
Current liabilities	819,005	762,316	855,725
Total liabilities	819,005	762,316	855,725
Stockholders’ equity	$7,168,803	$5,727,608	$7,101,030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: May 28, 2008	By	/s/Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer